Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-144874

CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of
Title of Each Class of Securities to be Offered	Offering Price	Registration Fee(1)
6.50% Senior Notes due 2014	$700,000,000	$27,510
7.50% Senior Notes due 2019	$800,000,000	$31,440
Total	$1,500,000,000	$58,950

(1)	The registration fee of $58,950 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended. Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the $156,467 remaining of the previously paid registration fee with respect to the proposed offering of unsold securities registered under the Registration Statement on Form S-3 (Registration Nos. 333-99223, 333-99223-01 and 333-99223-02) initially filed with the Securities and Exchange Commission on September 6, 2002 is being carried forward for application in connection with offerings under this registration statement. After application of the $58,950 registration fee due for this offering, as well as the previous application of $85,350 in registration fees in connection with prior offerings under this registration statement, $12,167 remains available for future registration fees. Accordingly, no filing fee is being paid at this time.

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 26, 2007)
$1,500,000,000

®

MARATHON OIL CORPORATION

$700,000,000 6.50% Senior Notes due 2014

$800,000,000 7.50% Senior Notes due 2019

The 2014 notes will bear interest at the rate of 6.50% per year. The 2019 notes will bear interest at the rate of 7.50% per year. We will pay interest on each series of notes on February 15 and August 15 of each year, beginning on August 15, 2009. The 2014 notes will mature on February 15, 2014. The 2019 notes will mature on February 15, 2019. We may redeem some or all of each series of notes at any time at a redemption price equal to the principal amount of the notes we redeem plus a make-whole premium. The redemption prices are discussed in this prospectus supplement under the caption “Description of the Notes — Optional Redemption.”

The notes will be unsecured, unsubordinated obligations of our company and will rank equally with all of our other existing and future unsecured, unsubordinated indebtedness.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per 2014 Note	Total	Per 2019 Note	Total

Public Offering Price	99.585%	$697,095,000	99.296%	$794,368,000
Underwriting Discount	0.600%	$4,200,000	0.650%	$5,200,000
Proceeds to Marathon (before expenses)	98.985%	$692,895,000	98.646%	$789,168,000

Interest on the notes will accrue from February 17, 2009.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to investors in registered book-entry form only through the facilities of The Depository Trust Company on or about February 17, 2009.

Joint Book-Running Managers

Morgan Stanley	Banc of America Securities LLC	J.P. Morgan

Citi	Deutsche Bank Securities
Senior Co-Managers

BNP PARIBAS	Daiwa Securities America Inc.	Mitsubishi UFJ Securities
National City Capital Markets	RBS Greenwich Capital	Scotia Capital
Junior Co-Managers
Comerica Securities	Credit Suisse	DnB NOR Markets
Fifth Third Securities, Inc.	Mizuho Securities USA Inc.	SOCIETE GENERALE
U.S. Bancorp Investments, Inc.	Wells Fargo Securities	Siebert Capital Markets

February 11, 2009

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free-writing prospectus prepared by us or on our behalf, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus nor any sale made under this prospectus supplement or the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Marathon Oil Corporation or any of its subsidiaries since the date of this prospectus supplement or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

As used in this prospectus supplement, the terms “Marathon,” “we,” “us” and “our” may, depending upon the context, refer to Marathon Oil Corporation or to Marathon Oil Corporation and its consolidated subsidiaries taken as a whole.

Prospectus Supplement

Prospectus

About This Prospectus	2
The Company	2
Where You Can Find More Information	3
Forward-Looking Statements	4
Use of Proceeds	5
Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends	5
Selected Historical Consolidated Financial Data	6
Description of Debt Securities	7
Description of Capital Stock	16
Description of Warrants	20
Description of Stock Purchase Contracts and Stock Purchase Units	22
Plan of Distribution	23
Legal Matters	24
Experts	24

MARATHON OIL CORPORATION

General

Marathon Oil Corporation, a Delaware corporation, is an integrated international energy company. Together with its subsidiaries, Marathon is engaged in:

•	worldwide exploration, production and marketing of liquid hydrocarbons and natural gas;

•	mining, extraction and transportation of bitumen from oil sands deposits in Alberta, Canada, and upgrading of the bitumen for the production and marketing of synthetic crude oil and by-products;

•	domestic refining, marketing and transportation of crude oil and petroleum products, primarily in the Midwest, upper Great Plains, Gulf Coast and southeastern regions of the United States; and

•	worldwide marketing and transportation of products manufactured from natural gas, such as liquefied natural gas and methanol, and development of other projects to link stranded natural gas resources with key demand areas.

Our principal exploration and production activities are in the United States, Angola, Canada, Equatorial Guinea, Gabon, Indonesia, Ireland, Libya, Norway and the United Kingdom. We are also the fifth-largest refiner in the United States and have a retail marketing system in the United States, comprising approximately 6,000 locations in 17 states.

Our principal executive offices are located at 5555 San Felipe Road, Houston, Texas 77056-2723, and our telephone number at that location is (713) 629-6600. Our common stock trades on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “MRO.”

Recent Developments

Preliminary Fourth Quarter and Full Year 2008 Results (Unaudited)

On February 3, 2009, we announced our fourth quarter and full year 2008 preliminary financial results. For the fourth quarter of 2008, we reported a net loss of $41 million, or $0.06 per diluted share, compared with net income of $668 million, or $0.94 per diluted share, in the fourth quarter of 2007. Results for the fourth quarter of 2008 included the following after-tax items, which are not included in the segment income amounts discussed below:

•	a non-cash $1.412 billion impairment of goodwill related to our Oil Sands Mining segment;

•	a $241 million gain on the sale of our 50 percent ownership interest in Pilot Travel Centers LLC and the sale of our non-operated assets and associated undeveloped acreage in the Heimdal area of Norway; and

•	a non-cash $130 million gain on our natural gas contracts in the United Kingdom.

For the fiscal year 2008, we reported net income of $3.528 billion, or $4.95 per diluted share, compared with net income of $3.956 billion, or $5.69 per diluted share, in 2007.

Sales and other operating revenues (including consumer excise taxes) for the fourth quarter of 2008 totaled $14.331 billion, 19 percent lower than $17.704 billion in the fourth quarter of 2007. For fiscal 2008, sales and other operating revenues (including consumer excise taxes) were $75.314 billion, 20 percent higher than $62.800 billion in 2007.

Exploration and Production segment income totaled $264 million in the fourth quarter of 2008, compared to $465 million in the fourth quarter of 2007, primarily as a result of significantly lower liquid hydrocarbon and natural gas realizations. Refining, Marketing and Transportation segment income totaled $325 million in the fourth quarter of 2008, compared to $4 million in the fourth quarter of 2007. This increase primarily reflects an improved refining and wholesale marketing gross margin, in part attributable to a substantial drop in crude oil prices in the fourth quarter of 2008. Oil Sands Mining segment income totaled $100 million in the fourth quarter of 2008, compared to a loss of $63 million in the fourth quarter of 2007. The Oil Sands Mining segment fourth quarter 2008 results included a $128 million after-tax gain on derivatives, compared to a $40 million after-tax loss in the fourth quarter of 2007. Integrated Gas segment income totaled $36 million in the fourth quarter of 2008, compared to $49 million in the fourth quarter of 2007. The decrease was primarily a result of reduced methanol volumes and realizations and a higher segment tax rate relative to the fourth quarter of 2007, partially offset by increased sales at our Equatorial Guinea liquefied natural gas facility.

Average sales volumes for our Exploration and Production segment were 417,000 barrels of oil equivalent (BOE) per day for the fourth quarter of 2008, an 18 percent increase over 354,000 BOE per day for fourth quarter 2007, and 381,000 BOE per day for the full year 2008, a more than 8 percent increase over the 351,000 BOE per day in 2007. We estimate 2009 production available for sale will be between 390,000 and 410,000 BOE per day, which excludes production from the announced sale of Marathon Oil Ireland Limited, which is expected to close in the first quarter 2009, and excludes the effect of any acquisitions or additional dispositions. During 2008, we added net proved liquid hydrocarbon and natural gas reserves of 110 million BOE, excluding dispositions of 3 million BOE, while producing 137 million BOE, resulting in a reserve replacement ratio of 80 percent. At December 31, 2008, our net proved liquid hydrocarbon and natural gas reserves totaled 1.2 billion BOE and our estimated quantities of proved bitumen reserves were 388 million BOE.

In addition to the financial and operating results discussed above, we announced that we have completed our evaluation of the potential separation of Marathon into two separate companies, one focused on our upstream, integrated gas and oil sands mining businesses, and the other focused on our downstream business. We noted that, during our evaluation, the overall business environment witnessed a period of unprecedented financial and commodity market uncertainty. Given that environment, we concluded it was in the best interest of our shareholders to remain a fully integrated energy company. We intend to continue seeking out alternatives to increasing shareholder value. Although we determined not to proceed with a separation of our businesses, it is possible that we could consider such a transaction in the future. The terms of the notes would not restrict our ability to effect such a transaction.

Liquidity and Capital Requirements

As of December 31, 2008, we had a cash balance of approximately $1.3 billion and approximately $3.0 billion in available credit facility capacity.

On February 3, 2009, we announced a $5.7 billion capital, investment and exploration budget for 2009, which represents a 24 percent decrease from 2008 capital spending of $7.6 billion. Our 2008 capital spending was 5 percent less than the original $8 billion budget for the year. In addition, we announced that the scheduled start-up date of the heavy oil upgrading and expansion project at our Detroit, Michigan refinery has been deferred until mid-2012 to better align timing of the project’s completion with changes in Canadian oil sands production projections and to optimize project completion. The estimated cost of the project has increased approximately 15 percent to $2.2 billion due to additional costs associated with the project deferral, as well as a scope change that will allow the Detroit refinery to process heavier and higher acidic crudes.

Our estimated $3.35 billion Garyville, Louisiana refinery expansion project is approximately 75 percent complete, with an on-schedule startup expected in the fourth quarter 2009. When completed, this expansion will increase the refinery’s capacity by 180,000 barrels per day, improving scale efficiencies and feedstock flexibility.

The estimated project costs referenced above for the heavy oil upgrading and expansion project at our Detroit refinery and the expansion project at our Garyville refinery exclude amounts for capitalized interest.

During 2009, we expect our funding requirements will include, among other things, contributions of up to $439 million which we expect to make to our defined benefit plans.

Forward-Looking Statements

The above discussion contains forward-looking statements with respect to the timing and levels of our worldwide liquid hydrocarbon and natural gas production, the sale of Marathon Oil Ireland Limited, our estimated quantities of proved liquid hydrocarbon, natural gas and bitumen reserves, our 2009 capital, investment and exploration budget, our Detroit refinery heavy oil upgrading and expansion project and our Garyville refinery expansion project. Some factors that could potentially affect the timing and levels of our worldwide liquid hydrocarbon and natural gas production include pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, the inability or delay in obtaining government and third-party approvals and permits, timing of commencing production from new wells, drilling rig availability, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response thereto, and other geological, operating and economic considerations. Factors that could affect the sale of Marathon Oil Ireland Limited include customary closing conditions. The estimated quantities of proved liquid hydrocarbon, natural gas and bitumen reserves are based on a number of assumptions, including (among others) commodity prices, presently known physical data concerning size and character of the reservoirs, economic recoverability, technology developments, industry economic conditions, levels of cash flow from operations and other operating considerations. The capital, investment and exploration budget is based on current expectations, estimates and projections. Some factors that could cause actual results to differ materially include prices of and demand for crude oil, natural gas and refined products, actions of competitors, disruptions or interruptions of our production or refining operations due to the shortage of skilled labor and unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other operating and economic considerations. Factors that could affect the Detroit refinery heavy oil upgrading and expansion project and the Garyville refinery expansion project include transportation logistics, availability of materials and labor, unforeseen hazards such as weather conditions, delays in obtaining or conditions imposed by necessary government and third-party approvals, and other risks customarily associated with construction projects. To the extent these assumptions prove inaccurate, actual recoveries could be different than current estimates. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements. In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we have included in our Annual Report on Form 10-K for the year ended December 31, 2007, and subsequent Forms 10-Q and 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in our forward-looking statements.

RISK FACTORS

Before making an investment in the notes, you should consider carefully the risk factors identified in Part I, Item 1A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2007, together with the risk factor information set forth below, which updates the risk factors discussed in that Annual Report on Form 10-K.

We will continue to incur substantial capital expenditures and operating costs as a result of compliance with, and changes in environmental health, safety and security laws and regulations, and, as a result, our profitability could be materially reduced.

Our businesses are subject to numerous laws and regulations relating to the protection of the environment, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures, greenhouse gas emissions, and characteristics and composition of gasoline and diesel fuels, as well as laws and regulations relating to public and employee safety and health and facility security. We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of these laws and regulations. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected. The specific impact of these laws and regulations on us and our competitors may vary depending on a number of factors, including the age and location of operating facilities, marketing areas and production processes. We may also be required to make material expenditures to modify operations, install pollution control equipment, perform site cleanups or curtail operations. We may become subject to liabilities that we currently do not anticipate in connection with new, amended or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination. In addition, any failure by us to comply with existing or future laws could result in civil or criminal fines and other enforcement actions against us.

We believe it is likely that the scientific and political attention to issues concerning the extent, causes of and responsibility for climate change will continue, with the potential for further regulations that could affect our operations. Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of review, discussion or implementation in the United States, Canada and the European Union. These include proposed federal legislation and state actions to develop statewide or regional programs, each of which could impose reductions in greenhouse gas emissions. These actions could result in increased costs to (1) operate and maintain our facilities, (2) install new emission controls at our refineries and other facilities and (3) administer and manage any potential greenhouse gas emissions or carbon tax program. Although uncertain, these developments could increase our costs, reduce the demand for the products we sell, and create delays in our obtaining air pollution permits for new or modified facilities.

Our operations and those of our predecessors could expose us to civil claims by third parties for alleged liability resulting from contamination of the environment or personal injuries caused by releases of hazardous substances. For example, we have been, and presently are, a defendant in various litigation and other proceedings involving products liability and other claims related to alleged contamination of groundwater with the oxygenate Methyl Tertiary Butyl Ether, or MTBE. We may become involved in further litigation or other proceedings, or we may be held responsible in existing or future litigation or proceedings, the costs of which could be material.

Environmental laws are subject to frequent change and many of them have become more stringent. In some cases, they can impose liability for the entire cost of cleanup on any responsible party, without regard to negligence or fault, and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them.

In 2007, the U.S. Congress passed the Energy Independence and Security Act, which, among other things, sets a target of 35 miles per gallon for the combined fleet of cars and light trucks in the United States by model year 2020, and contains a multiple-part Renewable Fuel Standard (“RFS”). The RFS is 9.0 billion gallons of renewable fuel in 2008, increasing to 36.0 billion gallons in 2022. In the near term, the RFS will be satisfied primarily with fuel ethanol blended into gasoline. The RFS presents production and logistics challenges for both the fuel ethanol and petroleum refining industries. The RFS has required, and may in the future continue to require, additional capital expenditures or expenses by us to accommodate increased fuel ethanol use. The advanced biofuels programs will present specific challenges in that we may have to enter into arrangements with other parties to meet our obligations to use advanced biofuels, including biomass-based diesel and cellulosic biofuel, with potentially uncertain supplies of these new fuels. There will be compliance costs and uncertainties regarding how we will comply with the various requirements contained in this law and related regulations. We may experience a decrease in demand for refined petroleum products due to an increase in combined fleet mileage or due to refined petroleum products being replaced by renewable fuels. In addition, tax incentives and other subsidies have made renewable fuels more competitive with refined products than they otherwise would have been which may have reduced and may further reduce refined product margins and their ability to compete with renewable fuels.

The recent distress in the financial markets may impact our ability to obtain future financing.

In the future we may require financing to grow our business. Financial institutions participate in our revolving credit facility and provide us with business insurance coverage, cash management services, commercial letters of credit and short-term investments. The recent distress affecting the financial markets and the possibility that financial institutions may consolidate or go out of business has resulted in a tightening in the credit markets. This could diminish the amount of financing available to companies. In addition, such turmoil in the financial markets could significantly increase our costs associated with borrowing. Our liquidity and our ability to access the credit or capital markets may also be adversely affected by changes in the financial markets and the global economy. Continuing turmoil in the financial markets could make it more difficult for us to access capital, sell assets, refinance our existing indebtedness, enter into agreements for new indebtedness, or obtain funding through the issuance of our securities. In addition, there could be a number of follow-on effects from the credit crisis on us, including insolvency of customers, key suppliers and counterparties to our commodity and foreign exchange derivative instruments.

Litigation by private plaintiffs or government officials could adversely affect our performance.

We are currently defending litigation and anticipate that we will be required to defend new litigation in the future. The subject matter of such litigation may include releases of hazardous substances from our facilities, products liability, consumer credit or privacy laws, product pricing or antitrust laws or any other laws or regulations that apply to our operations. While an adverse outcome in most litigation matters would not be expected to be material to us, in some cases the plaintiff or plaintiffs seek alleged damages involving large classes of potential litigants, and may allege damages relating to extended periods of time or other alleged facts and circumstances. If we are not able to successfully defend such claims, they may result in substantial liability. We do not have insurance covering all of these potential liabilities. There has been a trend in recent years of litigation by attorneys general and other government officials seeking to recover civil damages from companies. We are defending litigation of that type and anticipate that we will be required to defend new litigation of that type in the future. In addition to substantial liability, litigation may also seek injunctive relief which could have an adverse effect on our future operations.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of the notes in this offering will be approximately $1.48 billion, after deducting underwriting discounts and our expenses of the offering. We currently intend to use the net proceeds for general corporate purposes, including the replenishment of our working capital.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the periods indicated, in each case determined on a total enterprise basis are as follows:

	Year Ended December 31,					Nine Months Ended
	2003	2004	2005	2006	2007	September 30, 2008

Ratio of earnings to fixed charges	6.47	7.57	11.84	24.10	15.68	15.31

Except for shares of preferred stock we designated as “special voting stock” and issued in connection with our October 2007 acquisition of Western Oil Sands Inc., we had no preferred stock outstanding for any period presented in the table above. The special voting stock is not entitled to any dividends or other distributions, other than dividends payable solely in shares of special voting stock. Accordingly, our ratio of earnings to combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges. We have computed the ratios shown in the table above on the same basis as we described under the caption “Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends” in the accompanying prospectus.

DESCRIPTION OF THE NOTES

The following description of the notes offered by this prospectus supplement is intended to supplement, and to the extent inconsistent to replace, the more general terms and provisions of the debt securities described in the accompanying prospectus, to which we refer you. Each series of notes is a separate series of debt securities. This description of the notes is only a summary. You should read the indenture we refer to below and the notes for more details regarding our obligations and your rights with respect to the notes.

General

The 2014 notes will mature on February 15, 2014. The 2019 notes will mature on February 15, 2019. The notes will be issued in fully registered form only in denominations of $1,000 and integral multiples of $1,000.

The 2014 notes and the 2019 notes are initially being offered in the respective principal amounts of $700,000,000 and $800,000,000. We may, without the consent of the holders, increase such principal amounts in the future, on the same terms and conditions and with the same CUSIP numbers, as the notes being offered by this prospectus supplement. We will not issue any such additional notes unless the additional notes are fungible with the notes being issued hereby for U.S. federal income tax purposes. Interest on the notes will accrue at the respective rates of 6.50% and 7.50% and will be payable semiannually on February 15 and August 15 of each year, beginning on August 15, 2009, to the persons in whose names the notes are registered at the close of business on February 1 and August 1 preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the notes is payable. Interest on the notes will be paid on the basis of a 360-day year consisting of twelve 30-day months. The notes will be issued under an indenture dated as of February 26, 2002, between The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), and us.

Optional Redemption

The notes of each series will be redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes of that series to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 50 basis points for the 2014 notes and 50 basis points for the 2019 notes.

In each case we will pay accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

For purposes of the foregoing discussion of optional redemption, the following definitions are applicable:

“Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York or Houston, Texas and on which commercial banks are open for business in New York, New York and Houston, Texas.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest

Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

“Reference Treasury Dealer” means each of Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (each a “Primary Treasury Dealer”) and their respective successors which we specify from time to time; provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

Notice of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of record of the notes to be redeemed at its registered address. The notice of redemption for the notes will state, among other things, the series and amount of notes to be redeemed, the redemption date, the redemption price and the place or places that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the redemption date. If fewer than all of the notes of a series are to be redeemed at any time, the Trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the Trustee deems fair and appropriate.

Sinking Fund

There is no provision for a sinking fund for the notes.

Ranking

The notes will constitute unsecured and unsubordinated obligations of Marathon Oil Corporation and will rank equally with all its other existing and future unsecured and unsubordinated indebtedness.

We derive substantially all of our operating income from, and hold substantially all of our assets through, our subsidiaries. As a result, the notes will be structurally subordinated to the liabilities of our subsidiaries, including trade payables. For a discussion of our holding company structure and our ability to obtain distributions of earnings and cash flows from our subsidiaries, see “Description of Debt Securities — General” in the accompanying prospectus.

As of December 31, 2008, our consolidated subsidiaries had approximately $631 million of indebtedness, excluding intercompany loans. As of December 31, 2008, as adjusted to give effect to the issuance of the notes and our application of the net proceeds from that issuance as described under “Use of Proceeds,” we would have had an aggregate of $8.7 billion of consolidated indebtedness.

Certain Covenants

Certain covenants in the indenture limit our ability and the ability of our subsidiaries to:

•	create or permit to exist mortgages and other liens; and

•	enter into sale and leaseback transactions.

For a description of these covenants, see “Description of Debt Securities — Restrictive Covenants Under the Senior Indenture” in the accompanying prospectus.

Defeasance

Under certain circumstances, we will be deemed to have discharged the entire indebtedness on all of the outstanding notes by defeasance. See “Description of the Debt Securities — Satisfaction and Discharge; Defeasance Under the Senior Indenture” in the accompanying prospectus for a description of the terms of any discharge or defeasance.

Book-Entry System

We will issue the notes of each series in the form of one or more global notes in fully registered form initially in the name of Cede & Co., as nominee of The Depository Trust Company (“DTC”), or such other name as may be requested by an authorized representative of DTC. The global notes will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

DTC has advised us and the underwriters as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the Securities and Exchange Commission.

Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes in DTC’s records. The ownership interest of each actual purchaser of notes is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners of the notes will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The laws of some jurisdictions may require that certain persons take physical delivery in definitive form of securities which they own. Consequently, those persons may be prohibited from purchasing beneficial interests in the global notes from any beneficial owner or otherwise.

So long as DTC’s nominee is the registered owner of the global notes, such nominee for all purposes will be considered the sole owner or holder of the notes for all purposes under the indenture. Except as provided below, beneficial owners will not be entitled to have any of the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders thereof under the indenture.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

All payments on the global notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from trustees or issuers on payment dates in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) shall be the responsibility of the Trustee or us, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

DTC may discontinue providing its service as securities depositary with respect to the notes at any time by giving reasonable notice to us or the Trustee. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under those circumstances, in the event that a successor securities depositary is not obtained, note certificates in fully registered form are required to be printed and delivered to beneficial owners of the global notes representing such notes.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for its accuracy.

Neither Marathon, the Trustee nor the underwriters will have any responsibility or obligation to direct participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any direct participant with respect to any ownership interest in the notes, or payments to, or the providing of notice to direct participants or beneficial owners.

So long as the notes are in DTC’s book-entry system, secondary market trading activity in the notes will settle in immediately available funds. We will make all applicable payments on the notes issued as global notes in immediately available funds.

See “Description of Debt Securities” in the accompanying prospectus for additional information concerning the notes, the indenture and the book-entry system.

UNDERWRITING

Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

	Principal Amount	Principal Amount
Underwriter	of 2014 Notes	of 2019 Notes

Morgan Stanley & Co. Incorporated	$98,000,000	$112,000,000
Banc of America Securities LLC	84,000,000	96,000,000
J.P. Morgan Securities Inc.	84,000,000	96,000,000
Citigroup Global Markets Inc.	84,000,000	96,000,000
Deutsche Bank Securities Inc.	84,000,000	96,000,000
Greenwich Capital Markets, Inc.	28,000,000	32,000,000
Scotia Capital (USA) Inc.	28,000,000	32,000,000
BNP Paribas Securities Corp.	28,000,000	32,000,000
Mitsubishi UFJ Securities International plc	28,000,000	32,000,000
NatCity Investments, Inc.	28,000,000	32,000,000
Daiwa Securities America Inc.	28,000,000	32,000,000
Fifth Third Securities, Inc.	11,550,000	13,200,000
SG Americas Securities, LLC	11,550,000	13,200,000
Wells Fargo Securities, LLC	11,550,000	13,200,000
DnB NOR Markets, Inc.	11,550,000	13,200,000
Comerica Securities, Inc.	11,550,000	13,200,000
Credit Suisse Securities (USA) LLC	11,550,000	13,200,000
Mizuho Securities USA Inc.	11,550,000	13,200,000
U.S. Bancorp Investments, Inc.	11,550,000	13,200,000
Muriel Siebert & Co., Inc.	5,600,000	6,400,000

Total	$700,000,000	$800,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters purchase any of the notes, then the underwriters are obligated to purchase all of the notes.

Each series of notes is a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.35% of the principal amount in the case of the 2014 notes and 0.40% of the principal amount in the case of the 2019 notes. The underwriters may allow, and dealers may reallow a concession to certain other dealers not to exceed 0.175% of the principal amount in the case of the 2014 notes and 0.20% of the principal amount in the case of the 2019 notes. After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations.

Daiwa Securities America Inc. (“DSA”) has entered into an agreement with SMBC Securities, Inc. (“SMBCSI”) pursuant to which SMBCSI provides certain advisory and/or other services to DSA, including services with respect to this offering. In return for the provision of such services by SMBCSI to DSA, DSA will pay to SMBCSI a mutually agreed-upon fee.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

Paid By Marathon

Per 2014 note	0.60%
Per 2019 note	0.65%

In connection with the offering, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in this offering, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be $1.7 million.

Some of the underwriters and their affiliates have, from time to time, performed various investment or commercial banking, financial advisory and lending services for us in the ordinary course of business for which they have received customary fees and expenses. Some of the underwriters or affiliates of some of the underwriters are lenders under some of our credit facilities.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Baker Botts L.L.P., Houston, Texas, will pass on the validity of the notes offered in this prospectus supplement. Cravath, Swaine and Moore LLP, New York, New York, will pass on various legal matters for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Marathon Oil Canada Corporation that the Company acquired as of December 31, 2007) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus supplement and the accompanying prospectus form part of a registration statement we have filed with the SEC relating to, among other things, the notes. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all the information we have included in the registration statement and the accompanying exhibits and schedules we have filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the notes. The statements this prospectus supplement and the accompanying prospectus make pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the notes are sold:

•	our annual report on Form 10-K for the year ended December 31, 2007;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	our current reports on Form 8-K dated January 30, 2008, February 28, 2008, March 17, 2008, April 30, 2008, May 13, 2008, October 29, 2008 and January 30, 2009; and

•	the description of our common stock contained in our registration statement on Form 8-A/A filed with the SEC on July 17, 2007.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address:

Marathon Oil Corporation
5555 San Felipe Road
Houston, Texas 77056-2723
Attention: Corporate Secretary
Telephone: (713) 629-6600

PROSPECTUS

®

Marathon Oil Corporation
5555 San Felipe Road
Houston, Texas 77056-2723
(713) 629-6600

Senior Debt Securities
Subordinated Debt Securities
Common Stock
Preferred Stock
Warrants
Stock Purchase Contracts
Stock Purchase Units

We will provide additional terms of our securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell our securities unless a prospectus supplement accompanies this prospectus.

The Offering

We may offer from time to time:

•	senior debt securities;
•	subordinated debt securities;
•	common stock;
•	preferred stock;
•	warrants;
•	stock purchase contracts; and
•	stock purchase units.

Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “MRO.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 26, 2007.

About This Prospectus

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. Using this process, we may offer any combination of the securities this prospectus describes in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

The Company

Marathon Oil Corporation, a Delaware corporation (“Marathon”), is an integrated international energy company. Together with its subsidiaries, Marathon is engaged in:

•	worldwide exploration, production and marketing of crude oil and natural gas;

•	domestic refining, marketing and transportation of crude oil and petroleum products; and

•	worldwide marketing and transportation of products manufactured from natural gas, such as liquefied natural gas (“LNG”) and methanol, and development of other projects to link stranded natural gas resources with key demand areas.

In this prospectus, we refer to Marathon, its wholly owned and majority owned subsidiaries and its ownership interest in equity affiliates as “we” or “us,” unless we specifically state otherwise or the context indicates otherwise. Our principal executive offices are located at 5555 San Felipe Road, Houston, Texas 77056-2723, and our telephone number at that location is (713) 629-6600.

Where You Can Find More Information

Marathon files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information Marathon has filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about Marathon at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules we have filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

The SEC allows us to “incorporate by reference” the information Marathon has filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that Marathon files with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings Marathon makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2006;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2007;

•	our current reports on Form 8-K filed February 1, 2007 (Items 5.02 and 8.01 only), March 6, 2007, April 25, 2007, May 14, 2007 and May 30, 2007; and

•	the description of our common stock contained in our registration statement on Form 8-A/A filed with the SEC on July 17, 2007.

The consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2006 and our quarterly report on Form 10-Q for the quarter ended March 31, 2007 do not reflect the two-for-one split of Marathon’s common stock which was effected in the form of a stock dividend distributed on June 18, 2007 to stockholders of record at the close of business on May 23, 2007.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning Marathon at the following address:

Marathon Oil Corporation
5555 San Felipe Road
Houston, Texas 77056-2723
Attention: Corporate Secretary
Telephone: (713) 629-6600

You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

Forward-Looking Statements

This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “plans,” “predicts,” “targets,” “projects,” “could,” “may,” “should” or “would” or other similar expressions that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

Forward-looking statements may include, but are not limited to, statements that relate to (or statements that are subject to risks, contingencies or uncertainties that relate to): levels of revenues, gross margins, income from operations, net income or earnings per share; levels of capital, exploration, environmental or maintenance expenditures; the success or timing of completion of ongoing or anticipated capital, exploration or maintenance projects; volumes of production, sales, throughput or shipments of liquid hydrocarbons, natural gas and refined products; levels of worldwide prices of liquid hydrocarbons, natural gas and refined products; levels of proved reserves, of liquid hydrocarbons and natural gas; the acquisition or divestiture of assets; the effect of restructuring or reorganization of business components; the potential effect of judicial proceedings on our business and financial condition; and the anticipated effects of actions of third parties such as competitors, or federal, foreign, state or local regulatory authorities.

The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control.

Use of Proceeds

Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including repayment or refinancing of debt and funding for acquisitions, working capital requirements, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

Ratios of Earnings to Fixed Charges and Earnings to
Combined Fixed Charges and Preferred Stock Dividends

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the periods indicated, in each case determined on a total enterprise basis are as follows:

						Three Months
	Years Ended December 31,					Ended
	2002	2003	2004	2005	2006	March 31, 2007

Ratio of earnings to fixed charges	3.63	6.47	7.57	11.84	24.10	13.30

We had no preferred stock outstanding for any period presented in the table above, and, accordingly, our ratio of earnings to combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges.

The term “earnings” is the amount resulting from adding the following items:

•	pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

•	fixed charges;

•	amortization of capitalized interest;

•	distributed income of equity investees; and

•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

and subtracting from the total the following:

•	interest capitalized;

•	preference security dividend requirements of consolidated subsidiaries; and

•	the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

For this purpose, “fixed charges” consists of:

•	interest expense on all indebtedness and amortization of debt discount and expense, including discontinued operations;

•	interest capitalized, including discontinued operations;

•	an estimate of the portion of annual rental expense on operating leases that represents the interest factor attributable to rentals, including discontinued operations; and

•	pre-tax earnings required to cover preferred stock dividend requirements of consolidated subsidiaries.

Selected Historical Consolidated Financial Data

On April 25, 2007, our stockholders approved an increase in the number of authorized shares of common stock from 550 million to 1.1 billion shares. After that approval was obtained, our Board of Directors declared a two-for-one split of our common stock. The split was effected in the form of a stock dividend distributed on June 18, 2007 to stockholders of record at the close of business on May 23, 2007. Stockholders received one additional share of Marathon Oil Corporation common stock for each share of common stock held as of the close of business on the record date. The per share data below has been restated to reflect the stock split.

	Quarters Ended
	March 31,		Years Ended December 31,
(In millions, except per share data)	2007	2006	2006(1)	2005(1)	2004	2003	2002

Statement of Income Data:
Revenues(2)	$12,869	$16,418	$64,896	$62,986	$49,465	$40,907	$31,295
Income from continuing operations	717	771	4,957	3,006	1,294	1,010	507
Net income	717	784	5,234	3,032	1,261	1,321	516
Basic per share data:
Income from continuing operations	$1.04	$1.05	$6.92	$4.22	$1.92	$1.63	$0.82
Net income	$1.04	$1.07	$7.31	$4.26	$1.87	$2.13	$0.83
Diluted per share data:
Income from continuing operations	$1.03	$1.04	$6.87	$4.19	$1.91	$1.63	$0.82
Net income	$1.03	$1.06	$7.25	$4.22	$1.86	$2.13	$0.83
Statement of Cash Flows Data:
Capital expenditures from continuing operations	$737	$572	$3,433	$2,796	$2,141	$1,873	$1,520
Dividends paid	138	121	547	436	348	298	285
Dividends paid per share	$0.20	$0.16	$0.76	$0.61	$0.51	$0.48	$0.46
Balance Sheet Data as of period end:
Total assets	$31,396	$27,804	$30,831	$28,498	$23,423	$19,482	$17,812
Total long-term debt, including capitalized leases	2,654	3,687	3,061	3,698	4,057	4,085	4,410

(1)	On June 30, 2005, we acquired the 38 percent ownership interest in Marathon Petroleum Company LLC previously held by Ashland Inc., making it wholly owned by us.

(2)	Effective April 1, 2006, we changed our accounting for matching buy/sell transactions. This change had no effect on income from continuing operations or net income, but the revenues and cost of revenues recognized after April 1, 2006 are less than the amounts that would have been recognized under our previous accounting practices.

Description of Debt Securities

The debt securities this prospectus covers will be Marathon’s general unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. Marathon will issue senior debt securities under a senior indenture dated February 26, 2002 between Marathon and The Bank of New York (as successor to JPMorgan Chase Bank), as trustee, and Marathon will issue subordinated debt securities under a subordinated indenture dated February 26, 2002 between Marathon and The Bank of New York (as successor to JPMorgan Chase Bank), as trustee. In this description, we sometimes call the senior indenture and the subordinated indenture the “indentures.”

We have summarized the provisions of the indentures and the debt securities below. You should read the indentures for more details regarding the provisions described below and for other provisions that may be important to you. We have filed the indentures with the SEC as exhibits to the registration statement, and we will include any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. See “Where You Can Find More Information.”

The following description primarily relates to senior debt securities that we may issue under the senior indenture. We have summarized some of the provisions of the subordinated indenture below under the caption “— Subordinated Debt Securities.” If we offer subordinated debt securities, we will provide more specific terms in the related prospectus supplement. In this summary description of the debt securities, all references to “Marathon,” “we” or “us” mean Marathon Oil Corporation only, unless we state otherwise or the context clearly indicates otherwise.

General

The senior debt securities will constitute senior debt of Marathon and will rank equally with all its unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a position junior to, any senior debt securities and all other senior debt of Marathon. Neither indenture limits the amount of debt we may issue under the indentures, and neither limits the amount of other unsecured debt or securities we may incur or issue. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

Marathon derives substantially all its operating income from, and holds substantially all its assets through, its subsidiaries. As a result, Marathon will depend on distributions of cash flow and earnings of its subsidiaries in order to meet its payment obligations under any debt securities it offers under this prospectus and its other obligations. These subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on Marathon’s debt securities or to provide Marathon with funds for its payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, could limit their ability to make payments or other distributions to Marathon and they could agree to contractual restrictions on their ability to make distributions.

Marathon’s right to receive any assets of any subsidiary, and therefore the right of the holders of Marathon’s debt securities to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if Marathon is a creditor of any subsidiary, Marathon’s rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by Marathon.

We may issue the debt securities of any series in definitive form or as a book-entry security in the form of a global security registered in the name of a depositary we designate.

We may issue the debt securities in one or more series with various maturities. They may be sold at par, at a premium or with an original issue discount.

Terms

The prospectus supplement relating to any series of debt securities being offered will specify whether the debt securities are senior debt securities or subordinated debt securities and will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the person or entity to whom any interest will be payable, if that person or entity is not the registered owner of the debt securities;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	the rates, which may be fixed or variable, per annum at which the debt securities will bear interest, if any, and the date or dates from which any interest will accrue;

•	the dates on which the interest, if any, on the debt securities will be payable, and the regular record dates for the interest payment dates or the method for determining those dates;

•	the place or places where payments on the debt securities will be payable;

•	the terms and conditions on which the debt securities may, under any optional or mandatory redemption provisions, be redeemed;

•	any mandatory or optional sinking fund or similar provisions or provisions for mandatory redemption or purchase at the option of the holder;

•	the denominations in which the debt securities will be issuable, if other than denominations of $1,000 or any multiple of that amount;

•	any index, formula or other method used to determine the amount of payment of principal of or any premium or interest on the debt securities;

•	if other than the currency of the United States of America, the currency of payment of principal of or any premium or interest on the debt securities;

•	if, at our election or the election of the holder, the principal of or any premium or interest on any debt securities is to be payable in one or more currencies or currency units other than those in which the debt securities are stated to be payable, the terms and conditions on which that election is to be made and the amount so payable;

•	if other than the full principal amount of the debt securities, the portion of the principal amount of the debt securities that will be payable on the declaration of acceleration of the maturity of the debt securities;

•	if the principal amount payable at maturity will not be determinable as of one or more dates prior to maturity, the amount that will be deemed to be the principal amount as of any such date;

•	any terms on which the debt securities may be convertible into or exchanged for securities or indebtedness of any kind of Marathon or of any other issuer or obligor and the terms and conditions on which a conversion or exchange will be effected, including the initial conversion or exchange price or rate, the conversion period and any other additional provisions;

•	the applicability of the defeasance provisions described below under “— Satisfaction and Discharge; Defeasance under the Senior Indenture,” and any conditions under which those provisions will apply;

•	if the debt securities will be issuable only in the form of a global security as described below under “— Book-entry Debt Securities,” the depositary for the debt securities;

•	any changes in or additions to the events of default or covenants this prospectus describes;

•	the payment of any additional amounts with respect to the debt securities; and

•	any other terms of the debt securities.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Restrictive Covenants Under the Senior Indenture

Marathon has agreed to two principal restrictions on its activities for the benefit of holders of the senior debt securities. The restrictive covenants summarized below will apply to a series of senior debt securities (unless waived or amended) as long as any of those senior debt securities are outstanding, unless the prospectus supplement for the series states otherwise.

Creation of Certain Liens

If Marathon or any subsidiary of Marathon mortgages or encumbers as security for money borrowed any property capable of producing oil or gas which (1) is located in the United States and (2) is determined to be a principal property by Marathon’s board of directors in its discretion, Marathon will, or will cause such subsidiary to, secure each series of senior debt equally and ratably with all obligations secured by the mortgage then being given. This covenant will not apply in the case of any mortgage:

•	existing on the date of the senior indenture;

•	incurred in connection with the acquisition or construction of any property;

•	previously existing on acquired property or existing on the property of any entity when it becomes a subsidiary of ours;

•	in favor of the United States, any state, or any agency, department, political subdivision or other instrumentality of either, to secure payments to us under the provisions of any contract or statute;

•	in favor of the United States, any state, or any agency, department, political subdivision or other instrumentality of either, to secure borrowings for the purchase or construction of the property mortgaged;

•	in connection with a sale or other transfer of (1) oil, gas or other minerals in place for a period of time until, or in an amount such that, the purchase will realize a specified amount of money or a specified amount of minerals or (2) any interest of the character commonly referred to as an “oil payment” or a “production payment”;

•	to secure the cost of the repair, construction, improvement, alteration, exploration, development or drilling of all or part of a principal property;

•	in various facilities and personal property located at or on a principal property;

•	arising in connection with the sale of accounts receivable resulting from the sale of oil or gas at the wellhead; or

•	that is a renewal of or substitution for any mortgage permitted under any of the provisions described in the preceding clauses.

In addition, Marathon may, and may permit its subsidiaries to, grant mortgages or incur liens on property covered by the restriction described above as long as the net book value of the property so encumbered, together with all property subject to the restriction on sale and leaseback transactions described below, does not, at the time such Mortgage or lien is granted, exceed 10% of our “Consolidated Net Tangible Assets,” which the senior indenture defines to mean the aggregate value of all assets of Marathon and its subsidiaries after deducting:

•	all current liabilities, excluding all long-term debt due within one year;

•	all investments in unconsolidated subsidiaries and all investments accounted for on the equity basis; and

•	all goodwill, patents and trademarks, unamortized debt discount and other similar intangibles;

all determined in conformity with generally accepted accounting principles and calculated on a basis consistent with our most recent audited consolidated financial statements.

Limitations on Certain Sale and Leaseback Transactions

Marathon and its subsidiaries are generally prohibited from selling and leasing back the principal properties described above under “— Creation of Certain Liens.” However, this covenant will not apply if:

•	the lease is an intercompany lease between Marathon and one of its subsidiaries or between any of its subsidiaries;

•	the lease is for a temporary period by the end of which it is intended that the use of the leased property will be discontinued;

•	Marathon or a subsidiary of Marathon could mortgage the property without equally and ratably securing the senior debt securities under the covenant described above under the caption “— Creation of Certain Liens”;

•	the transfer is incident to or necessary to effect any operating, farm-out, farm-in, unitization, acreage exchange, acreage contribution, bottom-hole or dry-hole arrangement or pooling agreement or other agreement of the same general nature relating to the acquisition, exploration, maintenance, development or operation of oil and gas properties in the ordinary course of business or as required by any regulatory agency having jurisdiction over the property; or

•	Marathon promptly informs the trustee of the sale, the net proceeds of the sale are at least equal to the fair value of the property and within 180 days of the sale the net proceeds are applied to the retirement or in-substance defeasance of our funded debt (subject to reduction, under circumstances the senior indenture specifies).

As of the date of this prospectus, neither Marathon nor any subsidiary of Marathon has any property that Marathon’s board of directors has determined to be a principal property.

Merger, Consolidation and Sale of Assets

The senior indenture provides that Marathon may not merge or consolidate with any other entity or sell or convey all or substantially all its assets except as follows:

•	Marathon is the continuing corporation or the successor entity (if other than Marathon) is a corporation or other entity organized under the laws of the United States or any state thereof that expressly assumes the obligations of Marathon under the senior indenture and the outstanding senior debt securities; and

•	immediately after the merger, consolidation, sale or conveyance, no event of default under the senior indenture shall have occurred and be continuing.

On the assumption by the successor of the obligations under the indentures, the successor will be substituted for Marathon, and Marathon will be relieved of any further obligation under the indentures and the debt securities.

Events of Default Under the Senior Indenture

The senior indenture defines an event of default with respect to the senior debt securities of any series as being:

(1)	Marathon’s failure to pay interest on any senior debt security of that series when due, continuing for 30 days;

(2)	Marathon’s failure to pay the principal of or premium on any senior debt security of that series when due and payable;

(3)	Marathon’s failure to deposit any sinking fund payment when due by the terms of the senior debt securities of that series;

(4)	Marathon’s failure to perform under any other covenant or warranty applicable to the senior debt securities of that series and not specifically dealt with in the definition of “event of default” for a period of 90 days after written notice to Marathon of that failure;

(5)	specified events of bankruptcy, insolvency or reorganization of Marathon; or

(6)	any other event of default provided with respect to the senior debt securities of that series.

The trustee is required to give holders of the senior debt securities of any series written notice of a default with respect to that series as provided by the Trust Indenture Act. In the case of any default of the character described above in clause (4) of the immediately preceding paragraph, no such notice to holders must be given until at least 60 days after the occurrence of that default.

Marathon is required annually to deliver to the trustee an officer’s certificate stating whether or not the signers have any knowledge of any default by Marathon in its performance and observance of any terms, provisions and conditions of the senior indenture.

In case an event of default (other than an event of default involving an event of bankruptcy, insolvency or reorganization of Marathon) shall occur and be continuing with respect to any series, the trustee or the holders of not less than 25% in principal amount of the senior debt securities of that series then outstanding may declare the principal amount of those senior debt securities (or, in the case of any senior debt securities Marathon issues at an original issue discount, the portion of such principal amount that we will specify in the applicable prospectus supplement) to be due and payable. If an event of default relating to any event of bankruptcy, insolvency or reorganization of Marathon occurs, the principal of all the senior debt securities then outstanding (or, in the case of any senior debt securities Marathon issues at an original issue discount, the portion of such principal amount that we will specify in the applicable prospectus supplement) will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding senior debt securities of any series affected by the default may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default may give rise to cross defaults on our other indebtedness.

Any past default with respect to a series of senior debt securities may be waived on behalf of all holders of those senior debt securities by at least a majority in principal amount of the holders of the outstanding senior debt securities of that series, except a default:

•	in the payment of principal of or any premium or interest on any senior debt security of that series; or

•	respecting a covenant or provision that cannot be modified without the consent of the holder of each outstanding senior debt security of that series.

Any default that is so waived will cease to exist and any event of default arising from that default will be deemed to be cured for every purpose under the senior indenture, but no such waiver will extend to any subsequent or other default or impair any right arising from a subsequent or other default.

A holder of a senior debt security of any series will be able to pursue any remedy under the senior indenture only if:

•	the holder has given prior written notice to the trustee of a continuing event of default with respect to the senior debt securities of that series;

•	the holders of at least 25% in principal amount of the outstanding senior debt securities of that series have made a written request to the trustee to institute proceedings with respect to the event of default;

•	the holders making the request have offered the trustee reasonable indemnity against costs, expenses and liabilities to be incurred in compliance with the request;

•	the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute any such proceeding; and

•	during that 60-day period, the holders of a majority in principal amount of the senior debt securities of that series do not give the trustee a direction inconsistent with the request.

Holders of senior debt securities, however, are entitled at any time to bring a lawsuit for the payment of principal and interest due on their debt securities on or after its due date. It is intended that rights provided for holders under the senior indenture are for the equal and ratable benefit of all such holders.

Modification of the Senior Indenture

Marathon and the trustee may modify the senior indenture without the consent of the holders of the senior debt securities for one or more of the following purposes:

•	to evidence the succession of another person to Marathon;

•	to add to covenants for the benefit of the holders of senior debt securities or to surrender any right or power conferred on Marathon by the senior indenture;

•	to add additional events of default for the benefit of holders of all or any series of senior debt securities;

•	to add or change provisions of the senior indenture to allow the issuance of senior debt securities in other forms;

•	to add to, change or eliminate any of the provisions of the senior indenture respecting one or more series of senior debt securities under conditions the senior indenture specifies;

•	to secure the senior debt securities under the requirements of the senior indenture or otherwise;

•	to establish the form or terms of senior debt securities of any series as permitted by the senior indenture;

•	to evidence the appointment of a successor trustee; or

•	to cure any ambiguity or to correct or supplement any provision of the senior indenture that may be defective or inconsistent with any other provision in the senior indenture, or to make any other provisions with respect to matters or questions arising under the senior indenture as shall not adversely affect the interests of the holders of senior debt securities of any series in any material respect.

Marathon and the trustee may otherwise modify the senior indenture or any supplemental senior indenture with the consent of the holders of not less than a majority in aggregate principal amount of each series of senior debt securities affected. However, without the consent of the holder of each outstanding senior debt security affected, no modification may:

•	change the fixed maturity or reduce the principal amount, reduce the rate or extend the time of payment of any premium or interest thereon, or change the currency in which the senior debt securities are payable, or adversely affect any right of the holder of any senior debt security to require Marathon to repurchase that senior debt security; or

•	reduce the percentage of senior debt securities required for consent to any such modification or supplemental indenture.

Satisfaction and Discharge; Defeasance Under the Senior Indenture

The senior indenture will be satisfied and discharged if:

•	Marathon delivers to the trustee all senior debt securities then outstanding for cancellation; or

•	all senior debt securities have become due and payable or are to become due and payable within one year or are to be called for redemption within one year and Marathon deposits an amount of cash sufficient to pay the principal of and premium, if any, and interest on those senior debt securities to the date of maturity or redemption.

In addition to the right of discharge described above, we may deposit with the trustee funds or government securities sufficient to make payments on the senior debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the senior debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants under the senior indenture, and the related events of default will no longer apply to us, but some of our other obligations under the senior indenture and the senior debt securities of that series, including our obligation to make payments on those senior debt securities, will survive (“covenant defeasance”).

If we defease a series of senior debt securities, the holders of the senior debt securities of the series affected will not be entitled to the benefits of the senior indenture, except for our obligations to:

•	register the transfer or exchange of senior debt securities;

•	replace mutilated, destroyed, lost or stolen senior debt securities; and

•	maintain paying agencies and hold moneys for payment in trust.

As a condition to either legal defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel that the holders of the senior debt securities will not recognize gain or loss for federal income tax purposes as a result of the action.

Subordinated Debt Securities

Although the senior indenture and the subordinated indenture are generally similar and many of the provisions discussed above pertain to both senior and subordinated debt securities, there are many substantive differences between the two indentures. This section discusses some of those differences.

Subordination

Subordinated debt securities will be subordinate, in right of payment, to all “senior debt,” which the subordinated indenture defines to mean, with respect to Marathon, the principal of and premium, if any, and interest on:

•	all indebtedness of Marathon, whether outstanding on the date of the subordinated indenture or subsequently created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities;

•	any indebtedness of others of the kinds described in the preceding clause for the payment of which Marathon is responsible or liable (directly or indirectly, contingently or otherwise) as guarantor or otherwise; and

•	amendments, renewals, extensions and refundings of any indebtedness described in the two preceding clauses, unless in any instrument or instruments evidencing or securing that indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to the subordinated debt securities of any series.

Terms of Subordinated Debt Securities May Contain Conversion or Exchange Provisions

The prospectus supplement for a particular series of subordinated debt securities will include some or all of the specific terms discussed above under “— General” and “— Terms.” Additionally, the prospectus supplement may contain subordination provisions (to the extent that those provisions might differ from those provided in the subordinated indenture) and, if applicable, conversion or exchange provisions.

Modification of the Subordinated Indenture

The subordinated indenture may be modified by Marathon and the trustee without the consent of the holders of the subordinated debt securities for one or more of the purposes we discuss above under “— Modification of the Senior Indenture.” Additionally, Marathon and the trustee may modify the subordinated indenture to make provision with respect to any conversion or exchange rights as contemplated in that indenture.

Defeasance of Subordinated Debt Securities

The subordination of the subordinated debt securities is expressly made subject to the provisions for legal defeasance and covenant defeasance (for similar provisions, see “— Satisfaction and Discharge; Defeasance Under the Senior Indenture.” On the effectiveness of any legal defeasance or covenant defeasance with respect to outstanding subordinated debt securities, those debt securities will cease to be subordinated.

Governing Law

New York law will govern the indentures and the debt securities.

The Trustee

The Bank of New York (as successor to JPMorgan Chase Bank) is the trustee under each of the indentures. The Bank of New York also serves as trustee relating to a number of series of debt and other long-term repayment obligations of Marathon and its subsidiaries as of December 31, 2006. The Bank of New York and its affiliates perform certain commercial banking services for us for which they receive customary fees and are lenders under Marathon’s credit facility.

If an event of default occurs and is continuing, the trustee must use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indentures at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

Each indenture limits the right of the trustee, if it is one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign.

Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present registered debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee under each indenture as security registrar for the debt securities we issue in registered form under that indenture. If the prospectus supplement refers to any transfer agent initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We will be required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities or rescind the designation of any transfer agent. No service charge will be made for any registration of transfer or exchange of those securities. Marathon or the trustee may, however, require the payment of any tax or other governmental charge payable for that registration.

In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer of or exchange of any debt security:

•	during a period beginning 15 business days before the day of mailing of the relevant notice of redemption and ending on the close of business on that day of mailing; or

•	if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

Unless we inform you otherwise in the prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder’s registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in the prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in the prospectus supplement, we will designate the trustee under each indenture as our paying agent for payments on debt securities we issue under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will repay to us on our written request any funds they hold for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After repayment to us, holders entitled to those funds must look only to us for payment.

Book-entry Debt Securities

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Description of Capital Stock

Marathon’s authorized capital stock consists of:

•	1,100,000,000 shares of common stock; and

•	26,000,000 shares of preferred stock, issuable in series.

Each authorized share of common stock has a par value of $1.00. The authorized shares of preferred stock have no par value. As of June 30, 2007, 681,275,724 shares of common stock were issued and outstanding, and 54,427,392 shares of common stock were held as treasury shares. As of June 30, 2007, no shares of Marathon’s preferred stock were issued and outstanding.

In the discussion that follows, we have summarized the material provisions of Marathon’s restated certificate of incorporation and by-laws relating to its capital stock. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to Marathon’s restated certificate of incorporation and by-laws. You should read the provisions of the restated certificate of incorporation and by-laws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement. See “Where You Can Find More Information.”

Common Stock

Each share of common stock has one vote in the election of each director and on all other matters voted on generally by the stockholders. No share of common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Marathon’s board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting Marathon.

Holders of common stock will be entitled to dividends in such amounts and at such times as Marathon’s board of directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends on the common stock will be paid at the discretion of Marathon’s board of directors after taking into account various factors, including:

•	our financial condition and performance;

•	our cash needs and capital investment plans;

•	our obligations to holders of any preferred stock we may issue;

•	income tax consequences; and

•	the restrictions Delaware and other applicable laws then impose.

In addition, the terms of the loan agreements, indentures and other agreements we enter into from time to time may restrict the payment of cash dividends.

If Marathon liquidates or dissolves its business, the holders of common stock will share ratably in all assets available for distribution to stockholders after Marathon’s creditors are paid in full and the holders of all series of Marathon’s outstanding preferred stock, if any, receive their liquidation preferences in full.

The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock Marathon may offer and sell under this prospectus will also be fully paid and nonassessable.

Marathon’s outstanding shares of the common stock are listed on the New York Stock Exchange and the Chicago Stock Exchange and trade under the symbol “MRO.” Any additional shares of common stock Marathon may offer and sell under this prospectus will also be listed on those stock exchanges.

The transfer agent and registrar for the common stock is National City Bank.

Preferred Stock

At the direction of its board of directors, without any action by the holders of its common stock, Marathon may issue one or more series of preferred stock from time to time. Marathon’s board of directors can determine the number of shares of each series of preferred stock and the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

The prospectus supplement relating to any series of preferred stock Marathon offers will include specific terms relating to the offering. These terms will include some or all of the following:

•	the series designation of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or repurchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for any other securities;

•	any voting rights; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

Any preferred stock Marathon offers and sells under this prospectus will be fully paid and nonassessable.

The registration statement will include the certificate of designation as an exhibit or will incorporate the certificate of designation by reference. You should read that document for provisions that may be important to you.

The existence of undesignated preferred stock may enable Marathon’s board of directors to render more difficult or to discourage an attempt to obtain control of Marathon by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of its management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

Limitation on Directors’ Liability

Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Marathon’s restated certificate of incorporation limits the liability of the members of its board of directors by providing that no director will be personally liable to Marathon or its stockholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Marathon or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against Marathon’s directors and may discourage or deter Marathon’s stockholders or management from bringing a lawsuit against Marathon’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Marathon and its stockholders. Marathon’s by-laws provide indemnification to its officers and directors and other specified persons with respect to their conduct in various capacities.

Statutory Business Combination Provision

As a Delaware corporation, Marathon is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date that person became an interested stockholder unless:

•	before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•	on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Other Matters

Some of the provisions of Marathon’s restated certificate of incorporation and by-laws discussed below may have the effect, either alone or in combination with the provisions of Marathon’s restated certificate of incorporation discussed above and Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that Marathon’s board of directors opposes but that a stockholder might consider to be in its best interest.

Marathon’s restated certificate of incorporation provides that its stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Marathon’s by-laws provide that only its board of directors may call a special meeting of its stockholders.

Marathon’s restated certificate of incorporation provides that the number of directors will be fixed from time to time by, or in the manner provided in, its by-laws, but will not be less than three.

Marathon’s by-laws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to the board of directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. A stockholder proposing to nominate a person for election to the board of directors or proposing that any other action be taken at an annual meeting of stockholders must give Marathon’s corporate secretary written notice of the proposal not less than 45 days and not more than 75 days before the first anniversary of the date on which Marathon first mailed its proxy materials for the immediately preceding year’s annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the first anniversary of the immediately preceding year’s annual meeting. Marathon’s by-laws prescribe specific information that any such stockholder notice must contain. These advance-notice provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to Marathon and its stockholders.

Marathon’s restated certificate of incorporation provides that its stockholders may adopt, amend and repeal its by-laws at any regular or special meeting of stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on that action, provided the notice of intention to adopt, amend or repeal the by-laws has been included in the notice of that meeting.

Description of Warrants

Marathon may issue warrants to purchase debt securities, common stock, preferred stock or other securities. Marathon may issue warrants independently or together with other securities. Warrants issued with other securities may be attached to or separate from those other securities. If Marathon issues warrants, it will do so under one or more warrant agreements between Marathon and a warrant agent that we will name in the prospectus supplement.

If Marathon offers any warrants, we will file the forms of warrant certificate and warrant agreement with the SEC, and you should read those documents for provisions that may be important to you.

The prospectus supplement relating to any warrants being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable on exercise of the warrants, and procedures that may result in the adjustment of those numbers;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other terms of the warrants.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

Modifications

Marathon may amend the warrant agreements and the warrants without the consent of the holders of the warrants to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding warrants.

Marathon may also modify or amend various other terms of the warrant agreements and the warrants with the consent of the holders of not less than a majority in number of the then outstanding unexercised warrants affected. Without the consent of the holders affected, however, no modification or amendment may:

•	shorten the period of time during which the warrants may be exercised; or

•	otherwise materially and adversely affect the exercise rights of the holders of the warrants.

Enforceability of Rights

The warrant agent will act solely as Marathon’s agent and will not assume any agency or trust obligation or relationship for or with any holder or beneficial owner of warrants. The warrant agent will not have any duty or responsibility if Marathon defaults under the warrant agreements or the warrant certificates. A warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder’s right to exercise the holder’s warrants.

Description of Stock Purchase Contracts
and Stock Purchase Units

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock at a future date or dates. We may fix the price per share of common stock and the number of shares of common stock at the time the stock purchase contracts are issued or by reference to a specific formula set forth in the stock purchase contracts. We may issue the stock purchase contracts separately or as part of units, which we refer to as “stock purchase units,” consisting of a stock purchase contract and our debt securities or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or refunded on some basis.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts and, if applicable, collateral or depositary arrangements relating to the stock purchase contracts or stock purchase units. The applicable prospectus supplement will also describe material U.S. federal income tax considerations applicable to the stock purchase units and the stock purchase contracts.

Plan of Distribution

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to several conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from various types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions the prospectus supplement describes. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

Legal Matters

Baker Botts L.L.P., Houston, Texas, our outside counsel, will issue an opinion about the legality of any securities we offer through this prospectus. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated herein by reference to the Annual Report on Form 10-K of Marathon Oil Corporation for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$1,500,000,000

MARATHON OIL CORPORATION

®
$700,000,000 6.50% Notes due 2014
$800,000,000 7.50% Notes due 2019

PROSPECTUS SUPPLEMENT
February 11, 2009

Joint Book-Running Managers

Morgan Stanley
Banc of America Securities LLC
J.P. Morgan
Citi
Deutsche Bank Securities

Senior Co-Managers

BNP PARIBAS
Daiwa Securities America Inc.
Mitsubishi UFJ Securities
National City Capital Markets
RBS Greenwich Capital
Scotia Capital

Junior Co-Managers

Comerica Securities
Credit Suisse
DnB NOR Markets
Fifth Third Securities, Inc.
Mizuho Securities USA Inc.
SOCIETE GENERALE
U.S. Bancorp Investments, Inc.
Wells Fargo Securities
Siebert Capital Markets